Putnam International Core Fund

Putnam International Core Fund is one of a series of Putnam
Funds Trust.

The Fund offers class A shares.  Class A began on December
29, 2000.

Sales charge: class A - 5.75% maximum

12b-1 fees: class A - .35%, though the Trustees have not currently approved payments pursuant to the plan.